UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14040060

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-51241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DRW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. Madison Street, Suite 2500
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Lange (312) 542-1011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James B. Lange, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRW Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Tax & Regulated Entities

Title

Notary Public Feb. 27, 2014

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/26/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRW Securities, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC Information Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of financial condition	2
Notes to statement of financial condition	3 – 9

McGladrey

Independent Auditor's Report

To the Member
DRW Securities, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of DRW Securities, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DRW Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 28, 2014

DRW Securities, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 2,319,140
Receivable from clearing brokers, net	368,393
Securities owned, at fair value	400,678,932
Derivative financial instruments owned, at fair value	625,852,723
Stock and memberships in exchanges owned, at cost (fair value $1,112,000)	1,279,337
Receivables from affiliated companies	238,906
Other assets	163,659
Total assets	$ 1,030,901,090
Liabilities and Member's Equity	
Liabilities	
Payables to clearing broker, net	$ 240,067,052
Securities sold, not yet purchased, at fair value	229,753,673
Derivative financial instruments sold, at fair value	489,050,722
Payables to affiliated companies	18,547,376
Note payable - affiliate	10,575,000
	987,993,823
Member's Equity	42,907,267
Total liabilities and member's equity	$ 1,030,901,090

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Securities, LLC (the Company) is an Illinois limited liability company and a wholly owned subsidiary of DRW Holdings, LLC (DRWH). The Company engages in proprietary trading activities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (CBOE), BATS Global Markets and the International Securities Exchange.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency transactions: The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period.

Securities and derivatives transactions: Securities and derivative transactions and related revenues and expenses are recorded at fair value on the trade-date basis as if they had settled. Realized gains and losses and change in unrealized gains and losses are reflected in proprietary trading, net in the statement of operations. Related trading expenses are recorded on a trade-date basis as transactions occur. Futures transactions are recorded in receivable from / payable to clearing brokers in the statement of financial condition, netted by the clearing broker. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis.

Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing against its positions.

Additionally, when the requirements are met, the Company offsets certain amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions held at the same clearing firm.

Stock and memberships in exchanges: The Company's stock and memberships in exchanges owned, which represent ownership interests in the exchanges and provide the right to conduct business on the exchanges are recorded at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred in 2013.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Stock in exchanges not held for operating purposes is carried at fair value and is included in securities owned in the statement of financial condition. Gains and losses on stock and memberships in exchanges are computed based upon specific identification.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of DRWH's tax returns. DRWH is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing DRWH's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. DRWH files income tax returns in U.S. federal jurisdiction, and various states. DRWH is generally not subject to examination by United States federal or state taxing authorities for tax years before 2010.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recently adopted accounting pronouncements: In December 2011, and further amended in January 2013, the Financial Accounting Standards Board (FASB) issued new guidance requiring additional disclosures regarding the nature of an entity's rights of offset and related arrangements associated with its securities and derivatives financial instruments. Specifically, this new guidance requires additional information about securities and derivatives financial instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement. This new guidance is first required to be implemented for reporting periods beginning on or after January 1, 2013. See Note 6 for these additional disclosures.

Note 2. Receivables from and Payable to Clearing Brokers

Receivables from and payable to clearing brokers at December 31, 2013 consist of the following:

	Receivables	Payables
Clearing brokers	$ 368,393	$ 234,931,096
Unsettled securities transactions	-	316,455
Futures contracts - open trade equity	-	4,819,501
	$ 368,393	$ 240,067,052

Payable to clearing broker relates to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments owned by the Company.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

U.S. Government securities are generally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities. The Company has determined that U.S. Government securities are classified as Level 1 in the fair value hierarchy based on broker quotes for identical securities with an active market.

Corporate bonds are recorded at fair value based on various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds. The Company has determined that corporate bonds are classified as Level 1 in the fair value hierarchy based on broker quotes for identical securities with an active market.

Note 3. Fair Value of Financial Instruments (Continued)

Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable including financial statements provided by management of the operating company in which the Company has invested. Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. These financial instruments are classified as Level 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Exchange-traded funds	$ 147,224,686	$ 147,224,686	$ -	$ -
Equity securities	192,313,598	192,313,598	-	-
U.S. Government securities	27,744,947	27,744,947	-	-
Corporate bonds	31,038,606	31,038,606	-	-
Convertible preferred shares	482,095	482,095	-	-
Private placement	1,875,000	-	-	1,875,000
Derivative financial instruments owned				
Equity options	492,442,833	492,442,833	-	-
Options on futures contracts	133,409,890	133,409,890	-	-
	$ 1,026,531,655	$ 1,024,656,655	$ -	$ 1,875,000
Liabilities				
Securities sold, not yet purchased				
Exchange-traded funds	$ 156,715,270	$ 156,715,270	$ -	$ -
Equity securities	40,965,851	40,965,851	-	-
U.S. Government securities	27,275,862	27,275,862	-	-
Corporate bonds	4,417,835	4,417,835	-	-
Convertible preferred shares	378,854	378,854	-	-
Derivative financial instruments owned				
Equity options	390,253,860	390,253,860	-	-
Options on futures contracts	98,796,862	98,796,862	-	-
Payables from clearing broker				
Futures contracts	4,819,502	4,819,502	-	-
	$ 723,623,896	$ 723,623,896	$ -	$ -

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 4. Related Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has entered into an agreement with DRWH whereby substantially all operating expenses, payables to affiliated companies on the statement of financial condition of $17,841,288 are related to this agreement.

On May 3, 2012, the Company entered into an unsecured demand loan facility (Revolver) with an affiliated entity. The outstanding amount payable under the Revolver at December 31, 2013 is $10,575,000. This amount is utilized as margin for the Company's proprietary trading activities and bears no interest. Due to the demand nature of the Revolver, carrying value approximates fair value as of December 31, 2013.

Note 5. Risks

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities, as well as derivatives such as equity options, futures contracts and options futures contracts. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions generally takes place through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

The Company's market risk is attributable to potential changes in the market value of portfolios of financial instruments and is affected by various factors; among them are the size and composition of positions held, interest rates and the volatility and liquidity in the markets in which the financial instruments are traded. Theoretically, the Company's exposure is equal to the cost of contracts purchased and unlimited on such contracts sold short. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Additionally, the Company attempts to control its exposure to market risk through various analytical measures and techniques.

Purchased options on securities or futures contracts may provide the Company with the opportunity to deliver or to take delivery of securities or futures contracts at a contracted price. Options written on securities or futures contracts may obligate the Company to deliver or to take delivery of securities or futures contracts at a contracted price in the event the option is exercised by the holder. This may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company may hold other equity securities, options or futures contracts, which can be used to settle or offset the risk of these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations governing brokers in the United States.

The Company maintains cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 6. Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures, equity options and options on futures. As a market maker or liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities may involve the use of hedging strategies to reduce directional and non-directional risks based on models. There is no guarantee that the hedging strategies will achieve their desired result. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or as a component of receivables from or payables to clearing broker, and the related realized and unrealized gain (loss) associated with these derivatives is recorded on the statement of operations.

As of December 31, 2013, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Contract Type	Gross Asset Derivatives at Fair Value December 31, 2013		Gross Liability Derivatives at Fair Value December 31, 2013	
Equity index contracts				
Equity options	$ 492,442,833	(1)	$ 390,253,859	(4)
Options on futures	133,409,890	(1)	98,796,863	(4)
Futures	1,076,032	(2)	5,968,638	(3)
Fixed income contracts				
Futures	23,984	(2)	-	
Energy contracts				
Futures	49,120	(2)	-	
	$ 627,001,859		$ 495,019,360	

(1) - Included in Derivative financial instruments owned, at fair value on the statement of financial 'condition
(2) - Included in Receivable from clearing brokers on the statement of financial condition
(3) - Included in Payables to clearing brokers on the statement of financial condition
(4) - Included in Derivative financial instruments sold, at fair value on the statement of financial condition

The gross amounts of assets and liabilities subject to netting and gross amounts offset in the statements of financial condition as of December 31, 2013 were as follows:

	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Net Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offset in the Statement of Financial Condition: Cash Collateral Received	Net Amount
Assets						
Futures contracts	$ 1,149,136	$ (1,149,136)	$ -	$ -	$ -	$ -
Liabilities						
Futures contracts	$ (5,968,638)	$ 1,149,136	$ (4,819,502)	$ -	$ -	$ (4,819,502)

Note 7. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

Note 8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $1,000,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2013, the Company had net capital of $14,537,866, which was $13,537,866 in excess of its required net capital of $1,000,000.